Exhibit 99.2
Management’s discussion and analysis of financial conditions and results of operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim condensed consolidated financial statements and the related notes included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2 and our audited financial statements and the related notes and the section “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.
Our interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” and “$” refer to U.S. dollars and the terms “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated.
Unless otherwise indicated or the context otherwise requires, all references to “SOPHiA GENETICS,” “SOPH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to SOPHiA GENETICS SA and its consolidated subsidiaries.
Cautionary Statement Regarding Forward-Looking Statements
This discussion and analysis contain statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2024 and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses, other operating results and cash usage, including statements relating to the portion of our remaining performance obligation that we expect to recognize as revenue in future periods;
•our plans regarding further development of our SOPHiA DDMTM Platform and related products and solutions, which we collectively refer to as “SOPHiA DDM Platform,” and its expansion into additional features, applications and data modalities;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;
•our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve;
•our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;
•the timing or outcome of any domestic and international regulatory submissions;

•impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries, including with respect to FDA and other regulatory authorities’ staffing and funding;
•changes in tariffs, trade barriers and price and exchange controls;
•our ability to acquire new customers and successfully engage and retain customers;
•the costs and success of our marketing efforts, and our ability to promote our brand;
•our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
•our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products and services;
•our expectations regarding our ability, and that of our manufacturers, to manufacture our products;
•our efforts to successfully develop and commercialize our applications, products, and services;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of our Annual Form 20-F for the year ended December 31, 2024, this discussion and analysis and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect.
Overview
We are a cloud-native software technology company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze next-generation sequencing (“NGS”) data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, our multimodal solution that integrates the capabilities of our genomics and radiomics solutions with additional modalities to further enable clinical decision-making. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model. Our customers typically purchase “bundles” which include the DNA enrichment solutions and other wet lab supplies used in the NGS process. These “bundles” include the charge for the related analysis that is done on our platform. The latter is typically referred to as the dry lab portion of NGS. Some clients use their own wet lab supplies and only access our platform for the data analysis, which is also on a pay-per-use model. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solutions and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. As of September 30, 2025, our direct sales team consisted of more than 105 field-based commercial representatives.
Recent Developments
Continued Focus on Strategic Partnerships and Transactions
We are continually developing strategic relationships and engaging in strategic transactions across the healthcare ecosystem with companies who also provide products and services to our customers.

In September we announced a partnership with Myriad Genetics to develop a companion diagnostic (“CDx”) liquid biopsy assay. The partnership will leverage Myriad’s laboratory capabilities and SOPHiA’s global network to provide pharmaceutical firms with a truly innovative approach to global companion diagnostics. Myriad will lead regulatory submissions in the United States and SOPHiA will pursue regulatory approvals outside of the U.S. Both firms will collaborate across development activities to provide a compelling solution to pharmaceutical firms pursuing CDx programs.

FDA LDT Final Rule

In April 2025, the U.S. District Court for the Eastern District of Texas, Association for Molecular Pathology, et al. v. U.S. Food and Drug Administration, et al., vacated the FDA’s Laboratory Developed Tests (“LDT”) Final Rule, which was scheduled to be phased in over four years and would have redefined LDTs as in vitro diagnostics, thereby requiring FDA clearance for such tests. Under the LDT Final Rule, the FDA would have mandated premarket review for LDTs and required compliance with other FDA regulations in line with the established medical device guidelines. These requirements would have increased both the cost and time required to commercialize an LDT, reducing the financial incentives for laboratories to develop such tests. This, in turn, could have led to decreased demand for our RUO applications and products. The FDA had a window to appeal the decision and has declined to do so in June 2025, making the court’s decision final. In September 2025, the FDA formally vacated the LDT Final Rule, reinstating the prior regulatory text. As a result, oversight of LDTs will remain under the Clinical Laboratory Improvement Amendments (CLIA) program rather than under the FDA medical device regulations.

Guardant Health Litigation

Guardant Health (“Guardant”) filed suit against SOPHiA GENETICS in the United Kingdom in July 2025, and in the European Union at the Unified Patent Court in Paris in August 2025, alleging that our MSK-Access liquid biopsy test infringe their patents and seeking remedies, including unspecified monetary damages and injunctive relief. The Court has not yet issued a ruling on the merits. We believe their claims are without merit and contain factual errors regarding our performance of the MSK-Access assay. We are scheduled to submit our defence in the United Kingdom on December 5th. And we are scheduled for a hearing at the Unified Patent Court in Paris on December 12th regarding the application of a preliminary injunction. We intend to vigorously defend ourselves against these claims. The litigation resulted in higher legal expenses in the third quarter of 2025 of approximately $0.6 million. We could incur further costs and divert the attention of our management and technical personnel in defending ourselves against these claims. Furthermore, Guardant may in the future be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, market or sell products or services in certain jurisdictions, such as the United Kingdom and European Union. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have an adverse impact on our business, financial condition or results of operations.

SEC Definition of FPI

In June 2025, the U.S. Securities and Exchange Commission (“SEC”) issued a request for public comment on whether the definition of a Foreign Private Issuer (“FPI”) should be amended. The comment period was open for 90 days and closed in early September 2025. The SEC is now reviewing public comments in order to decide on any potential rule changes.

The SEC’s request for comment outlines several potential changes to the FPI definition. These include, among other things, a possible requirement that FPIs be listed on a securities exchange in their home jurisdiction. While SOPHiA GENETICS is headquartered in Rolle, Switzerland, we are not currently listed on a Swiss or European exchange. The SEC has also raised the possibility of implementing a foreign trading volume requirement, which may not be within our control.

Additionally, the SEC discussed the potential for a mutual recognition framework based on international cooperation agreements. However, there is no assurance that such an approach will be adopted or that Switzerland would qualify under any mutual recognition criteria.

At this time, the outcome of the SEC’s review is uncertain. Any changes to the FPI definition could impact our status and result in additional compliance obligations or costs, including the potential need to seek listings on additional exchanges. We are actively monitoring developments in this area and will assess and respond to any changes that may affect our FPI status.

Risk Factors

There have been no material changes to our risk factors from those described in the “Item 3. Key Information—D. Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2024, except for the items disclosed below:

Changes in tariffs could increase our cost of revenue and our operating expenses.

In April 2025, the United States government announced significant changes to its trade policy, including the imposition of tariffs. The new tariff system consists of two tiers: a 10% baseline tariff on all imports to the United States and higher reciprocal tariffs on imported goods from approximately 60 countries. An initial 31% tariff was announced on goods imported into the U.S. from Switzerland, where our headquarters are located, which was subsequently increased to 39% by Executive Order on July 31, 2025. The tariffs are to be reduced if the products imported into the U.S. have U.S. content in them.

The legal basis for how these tariffs were implemented is being challenged in the U.S., with a recent hearing at the U.S. Court of Appeals for the Federal Circuit in Washington D.C, which ruled that the tariffs as implemented were illegal. The matter will come before the U.S. Supreme Court in November, who will make a final ruling with respect to the legality of the tariffs as they have been currently implemented. The situation remains fluid and is evolving rapidly, and the Company is closely monitoring developments.

We operate internationally, with the majority of our bundles assembled at and shipped from our headquarters in Rolle, Switzerland. While the majority of our revenues are generated from the EMEA region and are not directly impacted by these tariffs, our sale of bundles to the United States are currently subject to additional costs due to the tariffs, leading to increases in our cost of revenue and decreases in our gross margin if we are unable to fully offset such costs by increasing our prices. In addition, the tariffs if they remain in effect, will lead to higher operating expenses. These effects could adversely affect our financial condition and results of operations. Furthermore, the imposition of tariffs by the United States may prompt other countries, including Switzerland, to impose reciprocal tariffs, which could impact the cost of our raw materials purchased from the United States.

Key Operating Performance Indicators
We regularly monitor a number of key performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key performance indicators primarily focus on metrics related to our SOPHiA DDM Platform, as platform revenue comprises the majority of our revenues.
Our Core Genomics Customers can access our platform using three different models: dry lab only access, bundle access, which combines wet and dry lab, and integrated access. In the dry lab access model, our customers use the testing instruments and solutions of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment solutions with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA DDM Platform collaborators within our clinical network and access their data through our SOPHiA DDM Platform. As used in this section, the term “Core Genomics Customer” refers to any customer who generated revenue through usage of our dry lab, bundle, or integrated access models. We exclude from this definition customers who only use our Alamut product.
We are continually refining our KPIs, as our business continues to evolve and we make revisions to our methodologies to calculate our key performance indicators.
Platform Analysis Volume
The following table shows platform analysis volume for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
SOPHiA DDM Platform analysis volume*	98,793	90,965	286,363	261,429
*The figures in the table above have been adjusted to exclude analyses conducted during the period but for which chargebacks were issued or other adjustments were made to customers after the period. We do not believe that such adjustments are material to the periods presented.

Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our Core Genomics Customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including application and product pricing, access model used, and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.

Analysis volume increased to 98,793 from 90,965 and 286,363 from 261,429 for the three and nine months ended September 30, 2025 and 2024, representing year-over-year growth of 9% and 10% for the three and nine months ended September 30, 2025, respectively. This increase was primarily driven by higher usage from existing customers and the onboarding of new customers to our platform, with particularly strong volume growth in NORAM and APAC, but partially offset by a decline in LATAM volumes.

Total Core Genomics Customers

The following table shows the number of Core Genomics Customers as of September 30, 2025 and 2024:

	As of September 30,
	2025	2024
Core Genomics Customers	488	462
We track the number of our Core Genomics Customers, defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We exclude from this number any customers who do not utilize our SOPHiA DDM Platform through one of the three access modes, such as customers who only use Alamut and our biopharma customers. This number also excludes customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us but have not yet generated any revenue, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform.

Core Genomics Customers increased to 488 as of September 30, 2025 from 462 as of September 30, 2024. The increase was primarily attributable to our continued customer acquisition momentum by our commercial team over the course of the intervening period net of churn.
Net Dollar Retention (NDR)
The following table shows the net dollar retention as of September 30, 2025 and 2024:

	As of September 30,
	2025	2024
Net dollar retention (NDR)	108%	109%

We track net dollar retention for our dry lab, bundle access, and integrated access customers as a measure of our ability to grow the revenue generated from our Core Genomics Customers through our “land and expand” strategy net of revenue churn, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access, bundle access and integrated access models and have not generated revenue over the past twelve months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from our fiscal period end. Next, we define a measurement cohort consisting of Core Genomics Customers who use our dry lab access, bundle access, and integrated access models from whom we have generated revenues during the first month of the measurement period, which we believe is generally representative of our overall dry lab access, bundle access, and integrated customer base. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year.
Net dollar retention decreased to 108% as of September 30, 2025 compared to 109% as of September 30, 2024. This slight decrease was caused by slower revenue growth in EMEA, partially offset by strong performance in North America. The annualized revenue churn rate was 4.1%, which is in line with our historical averages.

Components of Results of Operations
For a discussion of our components of results of operations, see the “Operating and Financial Review and Prospects—Operating Results—Components of Results of Operations” section of our Annual Report on Form 20-F for the year ended December 31, 2024.
Results of Operations
Comparison of the Three Months Ended September 30, 2025 and 2024

The following table summarizes our results of operations:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Revenue	$19,462	$15,853	$3,609	23%
Cost of revenue	(6,555)	(5,199)	(1,356)	26%
Gross profit	12,907	10,654	2,253	21%
Research and development costs	(8,067)	(7,874)	(193)	2%
Selling and marketing costs	(8,670)	(7,306)	(1,364)	19%
General and administrative costs	(13,889)	(10,880)	(3,009)	28%
Other operating income, net	(143)	43	(186)	(433)%
Operating loss	(17,862)	(15,363)	(2,499)	16%
Interest income	622	855	(233)	(27)%
Interest expense	(1,663)	(588)	(1,075)	183%
Fair value adjustments on warrant obligations	(607)	182	(789)	(434)%
Foreign exchange gains (losses), net	131	(3,394)	3,525	(104)%
Loss before income taxes	(19,379)	(18,308)	(1,071)	6%
Income tax expense	(642)	(130)	(512)	(394)%
Loss for the period	$(20,021)	$(18,438)	$(1,583)	9%

Revenue
The following table presents revenue by stream:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
SOPHiA DDM Platform	$18,667	$15,584	$3,083	20%
Workflow equipment and services	795	269	526	196%
Total revenue	$19,462	$15,853	$3,609	23%

Revenue was $19.5 million for the three months ended September 30, 2025, compared to $15.9 million for the three months ended September 30, 2024. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue, as well as a foreign exchange benefit of $0.7 million related to favorable movements in exchange rates between key transactional currencies, particularly the Euro, and our presentation currency, the U.S. dollar as they impact our conversion of foreign currency revenue into US dollars. SOPHiA DDM Platform revenue was $18.7 million for the three months ended September 30, 2025 as compared to $15.6 million for the three months ended September 30, 2024. This increase was primarily attributable to increased usage across our existing customers as well as growth in MSK-ACCESS. Revenue from Alamut usage increased modestly by $0.1 million. Workflow equipment and services revenue was $0.8 million and $0.3 million for the three months ended September 30, 2025 and 2024. This increase was primarily attributable to an increase in workflow automation equipment installations.
Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Cost of revenue	$(6,555)	$(5,199)	$(1,356)	26%
Gross profit	$12,907	$10,654	$2,253	21%
Gross margin	66%	67%

Cost of revenue was $6.6 million for the three months ended September 30, 2025 as compared to $5.2 million for the three months ended September 30, 2024. The increase was primarily driven by increases of $0.4 million in amortization of capitalized development costs as newly developed products were commercialized, $0.5 million in materials associated with higher volumes driven by automation equipment and $0.4 million in implementation costs; partially offset by a $0.1 million decrease in inventory reserve and inventory scrap. Gross profit margin to remained relatively consistent at 66% for the three months ended September 30, 2025 as compared to 67% for the three months ended September 30, 2024.

Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Research and development costs	$(8,067)	$(7,874)	$(193)	2%
Selling and marketing costs	(8,670)	(7,306)	(1,364)	19%
General and administrative costs	(13,889)	(10,880)	(3,009)	28%
Other operating income (expense), net	(143)	43	(186)	(433)%
Total operating expenses	$(30,769)	$(26,017)	$(4,752)	18%

Research and Development Costs
Research and development costs were $8.1 million for the three months ended September 30, 2025 as compared to $7.9 million for the three months ended September 30, 2024. The increase was primarily driven by a $0.7 million increase from social charges on equity-based compensation as a result of appreciation in the price of our ordinary shares and $0.2 million in foreign exchange impact on salary expense as the majority of our R&D team is based in Switzerland and France and are compensated in Swiss francs or euros. These increases were partially offset by a $0.4 million decrease as resources were shifted to support implementation projects, a $0.2 million increase in development costs of internal and external labor that were capitalized and a $0.2 million decrease in lab supplies consumed and professional services-related expenses as a result of our ongoing cost-saving measures.
Selling and Marketing Costs
Selling and marketing costs were $8.7 million for the three months ended September 30, 2025 as compared to $7.3 million for the three months ended September 30, 2024. The increase was primarily attributable to a $1.4 million increase in employee-related expenses, including commissions and share-based compensation, which reflects both the expansion of our sales force and improved sales team performance. Included in the increase was $0.1 million of foreign exchange impact on salary expenses and a $0.2 million increase from social charges on equity-based compensation as a result of appreciation in the price of our ordinary shares.

General and Administrative Costs
General and administrative costs were $13.9 million for three months ended September 30, 2025 as compared to $10.9 million for the three months ended September 30, 2024. This increase was primarily attributable to a $1.4 million increase in employee-related expenses, including share-based compensation, which included a $1.2 million increase from social charges on equity-based compensation as a result of appreciation in the price of our ordinary shares and a $0.2 million foreign exchange impact on salary expense. Additional increases related to $0.6 million in legal expenses related to the Guardant Health litigation, $0.4 million in costs related to our shelf registration statement and an at-the-market offering program, as well as $0.4 million increase in regulatory affairs-related expenses.

Other Operating Income, Net
Other operating expense, net was $0.1 million for the three months ended September 30, 2025, compared to an income of less than $0.1 million for three months ended September 30, 2024. This change is primarily attributable to $0.1 million of non-recoverable VAT costs.

Interest Income
The following table presents interest income:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Interest income	$622	$855	$(233)	(27)%

Interest income was $0.6 million for the three months ended September 30, 2025, compared to $0.9 million for the three months ended September 30, 2024. The decrease was primarily driven by lower average cash balances held in interest-earning bank accounts and short-term deposits, as well as a decline in overall interest rates.
Interest Expense
The following table presents interest expense:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Interest expense	$(1,663)	$(588)	$(1,075)	183%

Interest expense was $1.7 million for the three months ended September 30, 2025, compared to $0.6 million for the three months ended September 30, 2024. The increase was primarily driven by a $1.0 million increase in interest expense related to additional borrowings under the Perceptive Credit Agreement late in the second quarter of 2025.

Fair value Adjustments on Warrant Obligations

The following table presents fair value adjustments on warrant obligations:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Fair value adjustments on warrant obligations	$(607)	$182	$(789)	(434)%

Fair value adjustments on warrant obligations had a loss of $0.6 million for the three months ended September 30, 2025, compared to a gain of $0.2 million for the three months ended September 30, 2024. This decrease was due to changes in the fair value resulting from an increase in the price of our underlying shares between September 30, 2024 and September 30, 2025.

Foreign Exchange Gains (Losses), net
The following table presents foreign exchange gains (losses), net:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Foreign exchange gain (losses), net	$131	$(3,394)	$3,525	(104)%

Foreign exchange gains, net were $0.1 million for the three months ended September 30, 2025, compared to foreign exchange losses, net of $3.4 million for the three months ended September 30, 2024. This decrease in foreign exchange losses was primarily driven by a $4.7 million increase in unrealized foreign exchange gains, net, partially offset by a $1.2 million increase in realized foreign exchange losses, net, largely resulting from a lower revaluation of intercompany foreign currency receivable balances into our functional currency, the Swiss franc. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.
Income Tax Expense
The following table presents income tax expense:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Income tax expense	$(642)	$(130)	$(512)	(394)%
Income tax expense was $0.6 million for the three months ended September 30, 2025 as compared to $0.1 million for the three months ended September 30, 2024. The increase in tax expense was primarily attributable to an increase in our income tax expense in France in 2025. However, this impact is expected to be cash neutral due to our existing tax credit position.

Comparison of the Nine Months Ended September 30, 2025 and 2024

The following table summarizes our results of operations:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Revenue	$55,564	$47,440	$8,124	17%
Cost of revenue	(18,179)	(15,605)	(2,574)	16%
Gross profit	37,385	31,835	5,550	17%
Research and development costs	(25,678)	(25,223)	(455)	2%
Selling and marketing costs	(26,238)	(21,515)	(4,723)	22%
General and administrative costs	(37,790)	(34,288)	(3,502)	10%
Other operating (loss) income, net	(69)	67	(136)	(203)%
Operating loss	(52,390)	(49,124)	(3,266)	7%
Interest income	1,491	2,707	(1,216)	(45)%
Interest expense	(2,881)	(1,232)	(1,649)	(134)%
Fair value adjustments on warrant obligations	(587)	266	(853)	(321)%
Foreign exchange gains (losses), net	(3,546)	655	(4,201)	(641)%
Loss before income taxes	(57,913)	(46,728)	(11,185)	24%
Income tax expense	(1,907)	(607)	(1,300)	214%
Loss for the period	$(59,820)	$(47,335)	$(12,485)	26%

Revenue
The following table presents revenue by stream:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
SOPHiA DDM Platform	$53,892	$46,302	$7,590	16%
Workflow equipment and services	1,672	1,138	534	47%
Total revenue	$55,564	$47,440	$8,124	17%

Revenue was $55.6 million for the nine months ended September 30, 2025 as compared to $47.4 million for the nine months ended September 30, 2024. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue, as well as a foreign exchange tailwind of $0.9 million, related to favorable movements in exchange rates between key transactional currencies, particularly the Euro, and our presentation currency, the U.S. dollar, as it impacts revenue. SOPHiA DDM Platform revenue was $53.9 million for the nine months ended September 30, 2025 as compared to $46.3 million for the nine months ended September 30, 2024. This increase was primarily attributable to new customers onboarded onto our platform and increased usage across our existing customers primarily in the EMEA and NORAM. Revenue from our Alamut product increased by $0.4 million. Workflow equipment and services revenue was $1.7 million and $1.1 million for the nine months ended September 30, 2025 and 2024 respectively. This increase was primarily attributable to an increase in workflow automation equipment installations.
Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Cost of revenue	$(18,179)	$(15,605)	$(2,574)	16%
Gross profit	$37,385	$31,835	$5,550	17%
Gross margin	67%	67%

Cost of revenue was $18.2 million for the nine months ended September 30, 2025 as compared to $15.6 million for the nine months ended September 30, 2024. The increase was primarily driven by a $1.5 million increase in amortization of capitalized development costs as newly developed products were commercialized, a $0.6 increase in materials costs associated with higher volumes including automation equipment related costs, and a $0.8 million increase in maintenance and customer support costs due to a higher volume of update releases; partially offset by a $0.4 million decrease in inventory reserve and inventory scrap. The gross profit margin was 67% for the nine months ended September 30, 2025 and was unchanged as compared to 67% for the nine months ended September 30, 2024.

Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net:

(Amounts in USD thousands, except %)	Nine months ended September 30,		Change
	2025	2024	$	%
Research and development costs	$(25,678)	$(25,223)	$(455)	2%
Selling and marketing costs	(26,238)	(21,515)	(4,723)	22%
General and administrative costs	(37,790)	(34,288)	(3,502)	10%
Other operating income (expense), net	(69)	67	(136)	(203)%
Total operating expenses	$(89,775)	$(80,959)	$(8,816)	11%

Research and Development Costs
Research and development costs were $25.7 million for the nine months ended September 30, 2025 as compared to $25.2 million for the nine months ended September 30, 2024. The increase was primarily driven by a $1.5 million increase in employee-related expenses, including share-based compensation, which includes a $0.6 million foreign exchange impact on salary expense and a $0.6 million increase in social charges on equity-based compensation as a result of appreciation in the price of our ordinary shares. These increases were partially offset by a $0.4 million decrease related to an R&D grant in France, a $0.3 million decrease in professional services-related expenses and a $0.3 million decrease in lab supplies and office expenses as a result of our ongoing cost-saving measures.
Selling and Marketing Costs
Selling and marketing costs were $26.2 million for the nine months ended September 30, 2025 as compared to $21.5 million for the nine months ended September 30, 2024. The increase was primarily attributable to a $3.4 million increase in employee-related expenses, including commissions and share-based compensation, as we expanded our sales force, and includes a $0.2 million foreign exchange impact on salary expense and a $0.2 million increase in social charges on equity-based compensation as a result of appreciation in the price of our ordinary shares. Our commissions expenses have increased as a result of a larger team on commissions based programs and the improved overall performance of our sales team. Additionally, there was a $0.6 million increase in marketing spend related to targeted campaigns aimed at accelerating penetration in key markets and a $0.6 million increase in shipping costs due to higher sales volumes.

General and Administrative Costs
General and administrative costs were $37.8 million for the nine months ended September 30, 2025 as compared to $34.3 million for the nine months ended September 30, 2024. This increase was primarily attributable to a $2.1 million increase in employee-related expenses, including share-based compensation, driven by increased headcount to support operational growth and including a $0.5 million foreign exchange impact on salary expense and a $0.9 million increase social charges on equity-based compensation as a result of appreciation in the price of our ordinary shares. Additional increases related to $0.6 million in legal expenses related to the Guardant Health litigation and $0.4 million in costs related to our shelf registration and an at-the-market offering program.

Other Operating Income, Net
Other operating expense, net was less than $0.1 million for the nine months ended September 30, 2025 compare to an income of less than $0.1 million for the nine months ended September 30, 2024.

Interest Income
The following table presents interest income:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Interest income	$1,491	$2,707	$(1,216)	(45)%
Interest income was $1.5 million for the nine months ended September 30, 2025, compared to $2.7 million for the nine months ended September 30, 2024. The decrease was primarily driven by lower average cash balances held in interest-earning bank accounts and short-term deposits, as well as an overall decline in interest rates.
Interest Expense
The following table presents interest expense:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Interest expense	$(2,881)	$(1,232)	$(1,649)	134%

Interest expense was $2.9 million for the nine months ended September 30, 2025, compared to $1.2 million for the nine months ended September 30, 2024. The increase was primarily driven by a $1.6 million increase in interest expense related to additional borrowings under the Perceptive Credit Agreement.

Fair value Adjustments on Warrant Obligations

The following table presents fair value adjustments on warrant obligations:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Fair value adjustments on warrant obligations	$(587)	$266	$(853)	(321)%

Fair value adjustments on warrant obligations had a loss of $0.6 million for the nine months ended September 30, 2025, compared to a gain of $0.3 million for the nine months ended September 30, 2024. This decrease was due to changes in the fair value resulting from an increase in the price of our underlying shares between September 30, 2024 and September 30, 2025.

Foreign Exchange Gains (Losses), net
The following table presents foreign exchange gains (losses), net:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Foreign exchange (losses) gains, net	$(3,546)	$655	$(4,201)	(641)%

Foreign exchange losses, net were $3.5 million for the nine months ended September 30, 2025, compared to foreign exchange gains, net of $0.7 million for the nine months ended September 30, 2024. This increase in foreign exchange losses was primarily driven by a $4.9 million increase in unrealized foreign exchange losses, net, largely resulting from the revaluation of intercompany foreign currency receivable balances into our functional currency, the Swiss franc; partially offset by a $0.7 million increase in realized foreign exchange gains, net. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.

Income Tax Expense
The following table presents income tax expense:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Income tax expense	$(1,907)	$(607)	$(1,300)	214%
Income tax expense was $1.9 million for the nine months ended September 30, 2025 as compared to $0.6 million for the nine months ended September 30, 2024. The increase in tax expense was primarily attributable to an increase in our income tax expense in France in 2025. However, this impact is expected to be cash neutral due to our existing tax credit position.

Liquidity and Capital Resources
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $81.6 million and $80.2 million as of September 30, 2025 and December 31, 2024, respectively, which were held for a variety of growth initiatives and investments in our SOPHiA DDM Platform and related solutions, applications, products, and services as well as working capital purposes. Our cash and cash equivalents are comprised of cash on hand, bank deposits, money market funds, and bank and other short-term highly liquid investments with original maturities of three months or less. With $81.6 million in cash on hand we believe we have adequate liquidity to run the business for the next year.
On May 2, 2024 (the “closing date”), SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) up to $35.0 million principal amount of term loans that we may draw upon on or prior to March 31, 2026, subject to satisfaction of certain customary conditions. We drew down $35.0 million of the second tranche of term loans on June 25, 2025. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“SOFR”) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. The obligations under the Perceptive Credit Agreement are secured by substantially all of our and certain of our subsidiaries’ assets. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. We remain in full compliance with all covenants contained in the Perceptive Credit Agreement as of September 30, 2025.
In addition, on May 2, 2024, we issued to Perceptive Credit Holdings IV, LP a warrant certificate representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with 200,000 ordinary shares available immediately and an additional 200,000 ordinary shares that became available upon the drawdown of the second tranche of the term loans on June 25, 2025. The purchase rights represented by the warrant certificate is exercisable, on a cash basis, at any time prior to the tenth anniversary of the applicable date of availability.

On April 23, 2024, we entered into a credit agreement (the “Credit Facility”) with Credit Suisse SA for up to CHF0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the Credit Facility will bear interest at a rate to be established between us and Credit Suisse SA at the time of each draw down. As of September 30, 2025, we had no borrowings outstanding under the Credit Facility.

In August 2025, we established a new at-the-market (ATM) offering program pursuant to which we may sell, from time to time, ordinary shares having an aggregate offering price of $50.0 million. For the three months ended September 30, 2025, we did not sell any ordinary shares under this ATM program.
We have funded our operations primarily through equity financing and through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses and services. Invoices for our products and services are a substantial source of revenue for our business, which are included on our condensed consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.

Operating Capital Requirements
We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA DDM Platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA DDM Platform and our applications, products, and services. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2024 and our subsequent filings with the SEC.
Cash Flows
The following table summarizes our cash flows for nine months ended September 30, 2025 and 2024:

	Nine months ended September 30,
(Amounts in USD thousands)	2025	2024
		(As Recast)[1]
Net cash provided from/(used in):
Operating activities	$(27,757)	$(33,829)
Investing activities	(5,167)	(3,495)
Financing activities	30,562	11,025
Net decrease in cash and cash equivalents	$(2,362)	$(26,299)
Effect of exchange differences on cash and cash equivalents	$3,746	$(1,165)
1Refer to “Note 1—Change in accounting policies—Statement of Cash Flows - Interest Classification”, included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2, for details on change in accounting policy.
Operating Activities
Net cash used in operating activities was $27.8 million for the nine months ended September 30, 2025, compared to $33.8 million for the nine months ended September 30, 2024. The decrease in cash used in operating activities was primarily driven by working capital changes which resulted in sources of $5.6 million of cash from working capital in the nine months ended September 30, 2025 compared to uses of cash from working capital in the nine months ended September 2024 of $1.4 million. This increase was driven by changes in other current assets, primarily the receipt of R&D tax credits, in the nine months ended September 30, 2025 and increases in accounts payable, accrued expenses, deferred contract revenue and other liabilities which was driven by increases in accrued expenses and deferred revenue related to the timing of accruals and customer receipts in the nine months ended September 30, 2025. Cash used in operations from our net loss, adjusted for non-monetary items, was $33.2 million for the nine months ended September 30, 2025 compared to $32.1 million for the same period in 2024.
Investing Activities
Net cash used in investing activities was $5.2 million for the nine months ended September 30, 2025, compared to $3.5 million for the nine months ended September 30, 2024. The increase was primarily driven by a $1.3 million decrease in interest income received due to lower average cash balances held in interest-earning bank accounts and short-term deposits, as well as a decline in overall interest rates, in addition to $0.5 million related to the purchase of a non-controlling minority equity interest in A.D.A.M. Innovations.
Financing Activities
Net cash provided from financing activities was $30.6 million for the nine months ended September 30, 2025, compared to $11.0 million for the nine months ended September 30, 2024. The improvement was primarily driven by a $20.6 million increase in proceeds from borrowings, net of transaction costs, resulting from the drawdown of the second tranche under our Perceptive Credit Agreement.

Non-IFRS Measures

To supplement our financial statements prepared in accordance with IFRS, we provide investors with certain non-IFRS financial measures, including adjusted EBITDA and constant currency revenue. The presentation of the non-IFRS financial measures have limitations and you should not consider them in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We believe that these non-IFRS financial measures provide useful information about our performance, enhance overall understanding of past performance and future prospects and allow for greater transparency with respect to metrics used by our managements in its financial and operational decision-making.

Adjusted EBITDA

We define adjusted EBITDA as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, non-cash pension expense, certain transaction costs and litigation expenses.

Adjusted EBITDA is a key business metric we use to evaluate our overall financial performance and to facilitate consistent comparisons across reporting periods. Adjusted EBITDA reflects our earnings excluding items that we believe are not related to our core operating performance, or are non-cash income and expense. We believe this metric provides a meaningful representation of our operating profitability as it excludes items that may fluctuate significantly between periods and are not reflective of our ongoing business operations. We believe that this non-IFRS financial measure provides useful information about our performance, enhances overall understanding of past performance and future prospects and allows for greater transparency with respect to metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
•Adjusted EBITDA excludes the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and this non-IFRS measure does not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•Adjusted EBITDA excludes the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•Adjusted EBITDA excludes the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;

•Adjusted EBITDA excludes the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•Adjusted EBITDA excludes the impact of foreign exchange gains (losses), net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring benefit or expense incurred as the company participates in transactions outside of the company’s functional currency;
•Adjusted EBITDA excludes the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•Adjusted EBITDA excludes the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•Adjusted EBITDA excludes the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•Adjusted EBITDA excludes the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•Adjusted EBITDA excludes the impact of certain capital markets transaction costs. These costs may occur from time to time in the future as needed to complete the transactions;
•Adjusted EBITDA excludes the impact of litigation expenses related to the company's defense of lawsuits filed by Guardant Health. These expenses are expected to continue for the duration of the litigation and may increase in future periods.

Additionally other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

The following table reconciles IFRS net loss to adjusted EBITDA for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
IFRS loss for the period	$(20,021)	$(18,438)	$(59,820)	$(47,335)
Exclude the impact of:
Depreciation	$1,022	$1,152	$2,949	$3,439
Amortization	1,402	1,061	4,142	2,870
Interest income	(622)	(855)	(1,491)	(2,707)
Interest expense	1,663	588	2,881	1,232
Fair value adjustments on warrant obligations	607	(182)	587	(266)
Foreign exchange losses (gains), net	(131)	3,394	3,546	(655)
Income tax expense	642	130	1,907	607
Share-based compensation expense(1)(3)	4,146	3,613	12,337	11,410
Non-cash pension expense(2)	87	106	262	279
Transaction costs(4)	445	—	445	—
Litigation expenses(5)	605	—	605	—
Adjusted EBITDA	$(10,154)	$(9,431)	$(31,649)	$(31,126)
(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Share-based compensation expense does not include social charges on equity-based compensation of $1.3 million and $(0.7) million for the three months ended September 30, 2025 and 2024, respectively, and $1.3 million and $(0.4) million for the nine months ended September 30, 2025 and 2024, respectively.
(4)Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program.
(5)Litigation expenses consists of expenses related to the company's defense of lawsuits filed by Guardant Health.

Constant Currency Revenue

We define constant currency revenue as revenues received in local (non-U.S. dollar) currencies translated into U.S. dollars using the same average foreign currency exchange rates that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.

Constant currency revenue is a key business metric we use to assess our underlying revenue performance, excluding the impact of foreign currency exchange rate fluctuations. Since we operate in multiple international markets, our reported revenue is affected by changes in foreign currency exchange rates, which can obscure underlying trends in our business performance. We believe this metric provides our management with an additional measure of our revenue and growth by removing the effects of currency movements. We believe this allows management and investors to better understand or performance and make more meaningful comparisons across reporting periods.

Constant currency revenue has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Constant currency revenue excludes the impact of foreign exchange rate fluctuations. While this allows better comparability between periods, this does not reflect actual changes in revenues and should not be considered in isolation.
•Constant currency revenue uses a monthly average exchange rate which does not reflect actual economic impact. This application may overstate or understate the true impact of foreign currency on revenue.

Additionally other companies, including companies in our industry, may calculate this non-IFRS measures differently, which reduces its usefulness as a comparative measure.
The following table reconciles IFRS revenue to constant currency revenue for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
IFRS revenue	$19,462	$15,853	$55,564	$47,440
Current period constant currency impact	(698)	—	(863)	—
Constant currency revenue	$18,764	$15,853	$54,701	$47,440
Contractual Obligations and Other Commitments
In September 2025, the Company signed a stock purchase and subscription agreement to acquire a non-controlling minority equity interest in A.D.A.M. Innovations, formerly known as Genesis Healthcare, in two tranches totaling $2.0 million. The Company acquired shares totaling $0.5 million in September 2025 and shares totaling $1.5 million in October 2025.
Other than the investment in A.D.A.M. Innovations, as of September 30, 2025, there have been no other material changes to our contractual obligations and commitments from those described in the “Operating and Financial Review and Prospects” section of our Annual Report on Form 20-F for the year ended December 31, 2024.
Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting during the three months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Off-Balance Sheet Arrangements
We have a minimum purchase agreement with a vendor related to computational and hosting-related costs. As part of the agreement, we have a total minimum commitment of approximately CHF64.1 million ($80.5 million) from the period beginning November 1, 2022 through October 31, 2027 and an additional two-year grace period to meet the minimum commitment by October 31, 2029. As of September 30, 2025 and December 31, 2024, our remaining commitments are CHF46.8 million ($60.8 million) and CHF53.4 million ($58.8 million), respectively.

Other than the above agreement, we did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $81.6 million as of September 30, 2025, which are comprised of cash on hand, bank deposits, money market funds, and bank and other short-term highly liquid investments with original maturities of three months or less. Our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
As of September 30, 2025, we currently have $50.0 million of debt outstanding under the Perceptive Credit Agreement. Based on the terms of the Perceptive Credit Agreement, the monthly interest expense fluctuates based on the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. Given our outstanding debt under this agreement, we are subject to interest rate risk related to debt obligations if the SOFR were to move significantly.
We do not believe that a hypothetical 100 basis points change in interest rates would have a material effect on our business, financial condition, or results of operations. We do not enter into investments for trading or speculative purposes. We do not use any financial instruments to manage our interest rate risk exposure.
Foreign Exchange Risk
We operate internationally and a portion of our revenue, expenses, assets, liabilities, and cash flows are denominated in currencies other than our presentation currency. As a result, we are exposed to fluctuations in foreign exchange rates.
We do not believe that there have been material changes in our foreign exchange risk exposure from the disclosure included in the “Item 11. Quantitative and Qualitative Disclosures About Market Risk” section of our Annual Report on Form 20-F for the year ended December 31, 2024.
Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract.

Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.
We do not believe that credit risk had a material effect on our business, financial condition, or results of operations. The largest customer balance represented 9% of accounts receivable as of September 30, 2025, which is attributable to one of our largest distributors. This distributor has a strong payment history and is in good standing with us. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition, or results of operations.
Inflation Risk
We believe our business is able to pass along increases in the costs of providing our applications, products, and services caused by inflation by increasing the prices of our applications, products, and services. For multi-year contracts, our general terms and conditions allow us to increase prices, at minimum on an annual basis. However, we do not believe that inflation had a material effect on our business, financial condition, or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, or there may be a lag in our ability to increase contracted prices to our customers. Our inability or failure to do so could harm our business, financial condition, or results of operations.
Material Accounting Policies and Critical Estimates and Judgments
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of accounting estimates. It also requires management to exercise judgment in applying our accounting policies. Disclosed below are the areas which require a high degree of judgment, significant assumptions and/or estimates. The most significant assumptions used in the financial statements are the underlying assumptions used in revenue recognition, capitalized internal development costs, share-based compensation, goodwill impairment testing, defined benefit pension liabilities, expected credit loss, income taxes, term loans, and warrant obligations. We base estimates and assumptions on historical experience when available and on various factors that we determined to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
Our material accounting policies and critical estimates that involve a higher degree of judgment and complexity are described in the “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” section of our Annual Report on Form 20-F for the year ended December 31, 2024. There have been no material changes to our material accounting policies and critical estimates as disclosed therein, with the exception of our adoption of recent accounting pronouncements, as discussed below.
Recent Accounting Pronouncements
In connection with our adoption of IFRS Accounting Standards for the preparation of our financial statements, certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2024 reporting periods and have not been adopted early by us. These standards are not expected to have a material impact on the entity in the current or future reporting periods or on foreseeable future transactions. See Note 2 to the audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2024 and Note 1 of our unaudited interim condensed consolidated financial statements included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2.
Emerging Growth Company Status
In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.
Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the critical audit matters. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) December 31, 2026; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our ordinary shares that are held by non-affiliates equals or exceeds $700.0 million as of the prior June 30th.